[LETTERHEAD OF GENERAL CABLE CORPORATION]
December 14, 2009
VIA EDGAR AND FACSIMILE
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Acceleration Request for General Cable Corporation
Registration Statement on Form S-4 (File No. 333-162688)

Ladies and Gentlemen:
     On behalf of General Cable Corporation, a Delaware corporation (the “Company”), and pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby requests acceleration of the effectiveness of the above-referenced Registration Statement so that it may become effective on Tuesday, December 15, 2009, at 5:00 p.m., Eastern Time, or as soon as practicable thereafter.
     The Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Sincerely,
/s/ Robert J. Siverd
Robert J. Siverd
Executive Vice President, General Counsel
and Secretary

cc:	Pamela A. Long, Assistant Director
Andrew Schoeffler, Esq., Senior Staff Attorney
Chambre Malone, Esq., Staff Attorney
Mellissa Duru, Esq., Special Counsel
Ms. Melissa Rocha, Staff Accountant
Mr. Alfred Pavot, Staff Accountant
Alan H. Lieblich, Esq., Blank Rome LLP
Jeffrey M. Taylor, Esq., Blank Rome LLP
John D. Lobrano, Esq., Simpson Thacher & Bartlett LLP